FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of March, 2003

                          A/S STEAMSHIP COMPANY TORM
                (Translation of registrant's name into English)

                                  Marina Park
                               Sundkrogsgade 10
                             DK-2100 Copenhagen 0
                                    Denmark
                   (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X         Form 40-F
                                  -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No   X
                                  ----     ----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement No. 2 - 2003 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on 21st March 2003.

Exhibit 1
---------



Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)




 21st March 2003                  Statement No.  2-2003
                                  Contact Person: Mr. N. E. Nielsen, Chairman




Agenda for the Annual General Meeting of Directors and Shareholders

Enclosed please find Agenda for the Annual General Meeting of Directors and Shareholders of A/S Dampskibsselskabet TORM to be held on 9th April 2003.


Yours faithfully,
A/S Dampskibsselskabet TORM



N. E. Nielsen
Chairman


Encl.

                                    AGENDA

            Annual General Meeting of Directors and Shareholders of
                    Aktieselskabet Dampskibsselskabet TORM

                                 to be held on

                    Wednesday, 9 April 2003 at 10:00 hours

                           at "Bojesen pa Axelborg"
                               Vesterbrogade 4 A
                             DK-1620 Copenhagen V

                                     * * *

1. Report by the Board of Directors on the Company's activities during the year under review.


2.   Tabling of annual report for adoption by the meeting.


3. The Board of Directors' proposal as to application of profit or covering of losses according to the annual report as adopted.


4.   Election of Directors.


5.   Election of Auditors.


6.   a.   Proposal  from the  Board of  Directors  to amend  the  Articles  of
          Association as follows:

          1) "Accounts" is to be replaced by "Annual Report" in Articles 3(6) and 9(4). "Annual Accounts" is to be replaced by "Annual Report" in Articles 6(1)(ii)-(iii), 9(3) and 12(6). The amendments are of an editorial nature only in consequence of the new "arsregnskabslov" (the Danish Financial Statements
               Act).

          2) Article 2(3) that reads: "A share certificate may comprise several shares" is proposed to be deleted as the shares are issued electronically through the Danish Securities Centre and not by issuance of share certificates. Included in the proposal is a consequential renumbering of the sub-articles within
               Article 2 and a  correction  of the  reference  in the existing
               Article 2(5).

          3) Change of the means of notice of meetings by deletion of the references to "the Danish Official Gazette" in Articles 5(6) and 7(3).

          4) Correction of the reference in Article 9(6) from "the first paragraph" to "the second paragraph".

     b. The Board of Directors proposes that it be authorised to let the Company acquire its own shares in the period until the next Annual Meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.


7. Any other business.


The general meeting is only legally competent to transact business when at least 1/3 of the share capital is represented, cf. Article 9(1) in the Articles of Association of the Company.

Approval or adoption of the proposals under items 2-5 requires simple majority, cf. Article 9(2) in the Articles of Association of the Company, whereas adoption of the proposals under items 6a. and b. requires assent from at least two-thirds of the votes casted as well as of the voting share capital represented at the general meeting, cf. Article 9(3) in the Articles of Association and Section 78 of the Danish Companies Act.

Notice convening the annual general meeting will be sent to all shareholders entered in the Company's register of shareholders and/or to all ADR-holders who have registered their holdings with the Company on request.

The agenda and the complete proposals will be available for review at the offices of the Company at least 8 days prior to the annual general meeting.

Admission cards to the annual general meeting can be obtained against presentation of appropriate proof of identification (VP reference number) not later than Friday, 4 April 2003 from:

           Danske Bank, tel. +45 43 39 28 85, fax +45 43 39 46 69

from whom voting cards within the same deadline can also be obtained by shareholders being entitled thereto pursuant to Article 7(3) in the Articles of Association.

                            Copenhagen, March 2003

                            The Board of Directors

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          A/S STEAMSHIP COMPANY TORM
                                 (registrant)



Dated: March 21st, 2003             By:/s/ Klaus Nyborg
                                       --------------------------
                                       Klaus Nyborg
                                       Chief Financial Officer

03810.0001 #393315